 Exhibit 99.1

SNDL Reports Third Quarter 2024 Financial and Operational Results

The Company reports record Gross Margin and positive Cash Flow and
Free Cash Flow

CALGARY, AB, Nov. 5, 2024 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the third quarter ended September 30, 2024. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EST (8:00 a.m. MST) on Tuesday, November 5, 2024. The conference call details can be found below.

THIRD QUARTER 2024 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Net revenue for the third quarter of 2024 was $236.9 million, compared to $237.6 million in the third quarter of 2023, a decrease of 0.3%. This decrease was driven by market softness in the Liquor Retail segment, while both Cannabis Retail and Cannabis Operations segments posted strong growth. This represents an increase of 3.8% in net revenue quarter on quarter, as compared to net revenue of $228.1 million in the second quarter of 2024.
•	Achieved a gross profit of $63.0 million, representing a record gross margin of 26.6% of sales in the third quarter of 2024, up from 20.5% in the third quarter of 2023. The 30% improvement in gross profit year-over-year, or 8.3% improvement quarter-on-quarter, highlights the continuous success of the Company's margin improvement initiatives, including data licensing programs, mix optimization and supply chain productivity initiatives.
•	Operating loss was $18.5 million for the third quarter of 2024, driven by a negative valuation adjustment of equity-accounted investees (SunStream portfolio) of $13.4 million and restructuring charges of $1.9 million. This compares to a loss of $16.4 million in the third quarter of 2023, which included a favorable equity-accounted investees valuation adjustment of $6.6 million. Excluding the volatility of these non-cash valuation adjustments, we continue to see material improvements in profitability.
•	Cash flow was positive by $80.0 million in the third quarter of 2024, compared to $16.5 million in the third quarter of 2023, as a result of profitability improvements and the repayment of loan investments. Year-to-date cash flow is positive by $67.9 million.
•	Free cash flow in the third quarter of 2024 was positive $9.2 million, compared to $16.3 million in the third quarter of 2023. This result brings year-to-date free cash flow to negative $2.8 million, compared to negative $62.3 million in the first nine months of 2023. SNDL is on pace to deliver positive free cash flow for the 2024 calendar year, in line or ahead of guidance.
•	Third quarter results reflect dynamic 8% net revenue growth from our combined Cannabis businesses, while reaching a new record high gross margin, despite continued softness in Liquor sales. In addition to continued operational improvements, the following examples highlight strategic initiatives driving SNDL towards sustained profitable growth:
•	Completed the acquisition of the principal indebtedness of Delta 9 for a purchase price of $28.1 million in early July, becoming its senior secured creditor with a first-priority security interest in all assets of Delta 9 and certain of its subsidiaries.
•	By mid-July we announced a restructuring program aimed at reducing corporate overheads, improving organizational efficiency, and delivering ongoing annualized savings of over $20 million. The program is on track with more than $2 million savings delivered in the third quarter ($10.3 million annualized).
•	SNDL collected US$73 million in early August from SunStream, following the loan repayment to SunStream representing a majority of Ascend's outstanding balance and the full outstanding balance of Jushi.
•	SNDL's stalking horse bid was chosen as the successful bid in the acquisition of the Indiva Group's business and assets, as announced on August 29. This acquisition has closed and positions SNDL as the market leader in the Canadian edibles category.
•	On October 21, SNDL announced the closing of the plan of arrangement pursuant to which SNDL has privatized Nova Cannabis Inc. through the acquisition of the remaining minority equity interest.
•	The Company had $763.8 million of unrestricted cash, marketable securities and investments and no outstanding debt, with $263.0 million of unrestricted cash as of September 30, 2024. Subsequent to the end of the quarter, $37.3 million was used to pay the cash consideration portion of the acquisition of Nova's minority equity interest. SNDL has not raised cash through share offerings since June 2021.

"We are pleased with the substantial progress reflected in our results for the third quarter of 2024 as we advance towards sustainable profitability. Our team delivered a record gross margin, positive cash flow and free cash flow, and closed the quarter with over a quarter billion dollars in unrestricted cash and zero debt. We are materially improving our operational performance while executing multiple strategic initiatives that we believe will solidify our foundation and drive sustained, profitable growth," said Zach George, Chief Executive Officer of SNDL. "Our strong balance sheet serves as a beacon for future opportunities, allowing us to thoughtfully deploy capital into organic and inorganic investments with attractive, risk-adjusted returns. I am more confident than ever that our team - setting new records with each quarter - has the expertise and drive to unlock SNDL's significant potential."

THIRD QUARTER 2024 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended September 30, 2024
Net revenue	144,565	81,144	25,007	-	(13,824)	236,892
Gross profit	36,951	20,710	5,307	-	-	62,968
Operating income (loss)	11,795	4,395	(703)	(7,824)	(26,174)	(18,511)
Adjusted operating income (loss) (1)	11,795	4,395	(578)	(7,824)	(24,381)	(16,593)
Three months ended September 30, 2023
Net revenue	151,801	75,539	20,954	-	(10,699)	237,595
Gross profit	37,263	20,046	(8,704)	-	-	48,605
Operating income (loss)	8,278	3,432	(13,957)	9,886	(24,023)	(16,384)
Adjusted operating income (loss) (1)	8,278	3,432	(14,153)	9,886	(22,992)	(15,549)

(1)	Adjusted operating income (loss) is a specified financial measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See "Non-IFRS Measures - Adjusted operating income (loss)" below.

THIRD QUARTER 2024 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 166 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot", and "Ace Liquor".

•	Net revenue for Liquor Retail sales was $144.6 million in the third quarter of 2024, compared to $151.8 million for the same period in the year prior. The 4.8% reduction year-over-year was driven by overall market slow-down in customer traffic.
•	Same-store sales decreased by 5.0% for stores operating in the third quarters of 2023 and 2024. Same-store sales refer to the revenue generated by the Company's existing retail liquor locations, which operated during the current and comparative periods.
•	Gross profit for Liquor Retail was $37.0 million, or 25.6% of sales, in the third quarter of 2024, compared to $37.3 million, or 24.5% of sales, in the third quarter of 2023. The Company achieved record gross margin for its Liquor Retail segment in August of 2024, with margins reaching 26.5%, mainly driven by productivity in procurement, mix management and pricing optimization initiatives.
•	Operating income for Liquor Retail was $11.8 million in the third quarter of 2024, compared to $8.3 million in the third quarter of 2023, an impressive 42.5% improvement despite lower revenue.
•	SNDL's proprietary data licensing program for Liquor Retail which launched in the first quarter of 2024, saw a 23% increase in revenue compared to the prior quarter.

As of November 4, 2024, the Ace Liquor store count was 134, the Liquor Depot store count was 19, and the Wine and Beyond store count was 13.

Cannabis Retail

SNDL is Canada's largest private-sector cannabis retailer by number of stores, operating 187 locations under its three retail banners: "Value Buds", "Spiritleaf", and "Superette". The Company's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

•	Net revenue for Cannabis Retail in the third quarter of 2024 was $81.1 million, compared to $75.5 million in the third quarter of 2023. The 7.4% increase year-over-year was driven by productivity improvements and new stores opened throughout the year.
•	Same-store sales increased 2.3% for stores operating in the third quarters of 2023 and 2024, in line with the first half of the year. Same-store sales refer to the revenue generated by the Company's existing retail cannabis locations, which operated during the current and comparative periods.
•	Gross profit for Cannabis Retail was $20.7 million, or 25.5% of sales, in the third quarter of 2024, compared to $20.0 million, or 26.5% of sales, in the third quarter of 2023, a 3.3% increase year-over-year.
•	Operating income for Cannabis Retail was $4.4 million in the third quarter of 2024, compared to $3.4 million in the third quarter of 2023, an increase of 28.1% year-over-year.
•	SNDL's proprietary data licensing program generated revenue of $4.0 million for the third quarter of 2024, in line with the same period in the year prior.

As of November 4, 2024, the Spiritleaf store count was 81 (20 corporate stores and 61 franchise stores), the Superette store count was 4 corporate stores, and the Value Buds store count was 102 corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

•	Net revenue for Cannabis Operations for the third quarter of 2024 was $25.0 million, up 19.3% from $21.0 million in the third quarter of 2023, mainly as a result of increasing provincial board and Business-to-Business distribution and a continued focus on consumer innovation, quality and operational efficiencies.
•	We are encouraged by the strong demand for our products, as evidenced by the opening of 71 new distribution points during the third quarter and the increase in international orders for the fourth quarter.
•	Gross profit for the segment in the third quarter of 2024 of $5.3 million, an increase of $14.0 million from negative $8.7 million in the third quarter of 2023. The record gross margin of 21.2% for the segment is supported by a strong productivity program.
•	Operating income for the third quarter of 2024 improved by $13.3 million over the same period in the prior year, going from negative $14.0 million to negative $0.7 million. The substantial increase in operating income results from margin expansion, reduced overhead spending, and operational efficiencies.

Investments

•	As of September 30, 2024, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $500.4 million, including $451.1 million to SunStream Bancorp Inc. ("SunStream"). This carrying value was reduced by $100.1 million during the third quarter of 2024, mainly driven by the cash collections on outstanding loan balances to SunStream from Ascend Wellness Holdings, Inc. ("Ascend") and Jushi Holdings Inc. ("Jushi").
•	In July 2024, Ascend repaid approximately 80% of their outstanding loan balance with SunStream, amounting to US$12 million. On July 31, 2024, Jushi repaid their full outstanding balance of US$53 million with SunStream. Both repayments occurred several months ahead of the maturity date, increasing SNDL's cash liquidity and enabling the deployment of additional capital to support our growth agenda.
•	In the third quarter of 2024, the investment portfolio generated negative operating income of $7.8 million, including a $13.4 million negative valuation adjustment of equity-accounted investees (SunStream portfolio). This compares to a positive operating income of $9.9 million in the third quarter of 2023, which included a favorable $6.6 million valuation adjustment of equity-accounted investees.
•	SunStream is a joint venture sponsored by SNDL. During 2023, SunStream directed the formation of the SunStream USA group of companies ("SunStream USA Group") in connection with the restructuring of certain loans provided by SunStream. SunStream USA Group is anticipated to be a U.S. platform with one or more independent third-party investors, which will be independently managed and governed.
•	During the third quarter of 2024, the credit portfolio controlled by SunStream comprised five investments: Jushi, SKYMINT Brands ("Skymint"), Ascend, Surterra Holdings, Inc. d/b/a Parallel ("Parallel"), and Columbia Care Inc.
•	The previously announced transactions to acquire certain operations and assets of Parallel and Skymint continue to be subject to certain conditions and regulatory approvals.
•	SNDL continues to monitor local and international regulatory changes, including the potential reclassification of marijuana from a Schedule I drug to Schedule III drug under the U.S. Controlled Substances Act, or the outcome of amendment 3 vote to legalize recreational marijuana for adults aged 21 and older in Florida. These decisions do not directly affect SNDL's operations, which are located solely in Canada, though they would have a favorable effect on the SunStream joint venture investments in the United States.

Equity Position

•	$763.8 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at September 30, 2024, resulting in a net book value of $1.2 billion.
•	Subsequent to the three months ended September 30, 2024, SNDL issued 159,792 shares as the share consideration for the acquisition of Nova's minority equity interest, in addition to the $37.7 million in cash consideration mentioned above.
•	On November 13, 2023, the Company announced that its board of directors had approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The Company's share repurchase program continues to be available to lower the outstanding share float. SNDL will continue to assess opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. Subsequent to the quarter end, in October 2024 the Company repurchased 59,417 common shares for cancellation under the share repurchase program at a price of US$1.90 per share.

This press release is intended to be read in conjunction with the Company's condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2024, and the accompanying Management's Discussion and Analysis. These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EST (8:00 a.m. MST) on Tuesday, November 5, 2024.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/fjuij37h

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, Superette and Firesale. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Spiritleaf Selects Bon Jak, Versus, Value Buds, Namaste, Re-up, Grasslands and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, the Company's margin improvement initiatives, the Company's ability to achieve long-term, sustainable profitability, growth and efficiencies, the Company's long-term strategic plan, expectations with respect to the restructuring project, the benefits of the Company's Investment Segment portfolio, expectations with respect to sharing information with investors, the Company's approach to its Wine and Beyond banner, the Company's retail strategy, expectations with respect to the Company's Cannabis Operations segment, the Company's vertical integration strategy, expectations with respect to the Company's pursuit of EU-GMP certification, expectations with respect to the ability of the Company's to expand its international export footprint, the Company's proprietary data licensing program, expansion of product offerings (including the expected expansion of the Company's private labels), performance of the Company's investments, including through the SunStream joint venture and SunStream USA Group, expectations with respect to the SunStream USA Group, the timing and closing of the transactions with Parallel and Skymint, potential local and international regulatory changes, the share repurchase program, including the anticipated benefits thereof, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 20, 2024, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30
	2024	2023
Net revenue	236,892	237,595
Cost of sales	173,924	188,990
Gross profit	62,968	48,605

Investment income	5,577	3,416
Share of profit (loss) of equity-accounted investees	(13,401)	6,581

General and administrative	49,980	48,235
Sales and marketing	2,813	3,271
Research and development	76	57
Depreciation and amortization	13,389	15,545
Share-based compensation	5,702	5,373
Restructuring (recovery) costs	1,918	708
Asset impairment	(258)	1,783
Loss on disposition of assets	35	14
Operating income (loss)	(18,511)	(16,384)

Other income (expenses)	609	(5,443)
Loss before income tax	(17,902)	(21,827)
Income tax recovery (expense)	(1,434)	-
Net loss from continuing operations	(19,336)	(21,827)
Net loss from discontinued operations	-	-
Net loss	(19,336)	(21,827)

Equity-accounted investees - share of other comprehensive income (loss)	(4,802)	11,124
Comprehensive income (loss)	(24,138)	(10,703)

Net loss from continuing operations attributable to:
Owners of the Company	(19,328)	(21,784)
Non-controlling interest	(8)	(43)
	(19,336)	(21,827)
Net loss attributable to:
Owners of the Company	(19,328)	(21,784)
Non-controlling interest	(8)	(43)
	(19,336)	(21,827)
Comprehensive income (loss) attributable to:
Owners of the Company	(24,130)	(10,660)
Non-controlling interest	(8)	(43)
	(24,138)	(10,703)

Condensed Consolidated Interim Statement of Financial Position
(Unaudited - expressed in thousands of Canadian dollars)

As at	September 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	262,976	195,041
Restricted cash	20,215	19,891
Marketable securities	483	225
Accounts receivable	24,589	27,059
Biological assets	901	429
Inventory	127,863	129,060
Prepaid expenses and deposits	15,507	22,464
Investments	22,900	3,400
Assets held for sale	19,051	6,375
Net investment in subleases	2,927	2,970
	497,412	406,914
Non-current assets
Long-term deposits and receivables	3,702	4,837
Right of use assets	118,409	129,679
Property, plant and equipment	128,310	152,916
Net investment in subleases	16,820	18,396
Intangible assets	77,019	73,149
Investments	26,413	29,660
Equity-accounted investees	451,068	538,331
Goodwill	123,924	119,282
Total assets	1,443,077	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities	54,038	68,210
Lease liabilities	34,541	30,537
Derivative warrants	52	4,400
	88,631	103,147
Non-current liabilities
Lease liabilities	122,959	136,492
Other liabilities	7,214	4,185
Total liabilities	218,804	243,824

Shareholders' equity
Share capital	2,383,233	2,375,950
Warrants	667	2,260
Contributed surplus	81,591	73,014
Contingent consideration	2,279	2,279
Accumulated deficit	(1,288,505)	(1,260,851)
Accumulated other comprehensive income	28,949	19,417
Total shareholders' equity	1,208,214	1,212,069
Non-controlling interest	16,059	17,271
Total liabilities and shareholders' equity	1,443,077	1,473,164

Condensed Consolidated Interim Statement of Cash Flows
(Unaudited - expressed in thousands of Canadian dollars)

	Three months ended September 30
	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period	(19,336)	(21,827)
Adjustments for:
Income tax expense	1,434	-
Interest and fee income	(5,577)	(3,445)
Change in fair value of biological assets	167	1,819
Share-based compensation	5,702	5,373
Depreciation and amortization	13,970	16,602
Loss on disposition of assets	35	14
Inventory impairment and obsolescence	413	9,126
Finance costs, net	1,740	2,142
Change in estimate of fair value of derivative warrants	(3,848)	2,840
Unrealized foreign exchange loss	80	68
Asset impairment (reversal)	(258)	1,783
Share of (profit) loss of equity-accounted investees	13,401	(6,581)
Realized loss on settlement of marketable securities	-	46,082
Unrealized (gain) loss on marketable securities	-	(46,053)
Additions to marketable securities	(327)	-
Proceeds from settlement of marketable securities	-	3,241
Income distributions from equity-accounted investees	10,715	-
Interest received	4,496	3,325
Change in non-cash working capital	(13)	13,033
Net cash provided by operating activities from continuing operations	22,794	27,542
Net cash provided by operating activities from discontinued operations	-	-
Net cash provided by operating activities	22,794	27,542
Investing activities
Additions to property, plant and equipment	(1,706)	(3,042)
Additions to intangible assets	(2,421)	(32)
Changes to investments	(18,952)	195
Capital distributions from equity-accounted investees	89,758	-
Proceeds from disposal of property, plant and equipment	-	1,150
Change in non-cash working capital	(191)	730
Net cash provided by (used in) investing activities	66,488	(999)
Financing activities
Change in restricted cash	(243)	(205)
Payments on lease liabilities, net	(9,780)	(9,793)
Change in non-cash working capital	783	(17)
Net cash used in financing activities	(9,240)	(10,015)
Change in cash and cash equivalents	80,042	16,528
Cash and cash equivalents, beginning of period	182,934	185,455
Cash and cash equivalents, end of period	262,976	201,983

NON-IFRS MEASURES
Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail		Cannabis Operations		Investments		Corporate		Total
Three months ended September 30, 2024
Operating income (loss)	11,795		4,395		(703)		(7,824)		(26,174)		(18,511)
Adjustments:
Restructuring costs	-		-		125		-		1,793		1,918
Adjusted operating income (loss)	11,795		4,395		(578)		(7,824)		(24,381)		(16,593)
($000s)		Liquor Retail	Cannabis Retail		Cannabis Operations		Investments		Corporate		Total
Three months ended September 30, 2023
Operating income (loss)		8,278		3,432		(13,957)		9,886		(24,023)		(16,384)
Adjustments:
Restructuring costs (recovery)		-		-		(323)		-		1,031		708
Intangible asset impairments		-		-		127		-		-		127
Adjusted operating income (loss)		8,278		3,432		(14,153)		9,886		(22,992)		(15,549)

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2024	2023	2024	2023
Change in cash and cash equivalents (Cash Flow)	80,042	16,528	67,935	(77,603)
Adjustments
Repurchase of common shares	-	-	-	1,536
Changes to long-term investments	(70,806)	(195)	(72,342)	17,496
Acquisitions, net of cash acquired	-	-	1,654	(3,695)
Free cash flow	9,236	16,333	(2,753)	(62,266)

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2024/05/c7289.html

%CIK: 0001766600

For further information: For more information:  Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 05-NOV-24